Exhibit 3.1

Certificate of Amendment
to
Amended and Restated Certificate of Incorporation
of
Summer Infant, Inc.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Summer Infant, Inc. (hereinafter, the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

1.                  The name of the Corporation is Summer Infant, Inc.

2.                  The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on December 9, 2004, under the name “KBL Healthcare Acquisition Corp. II,” and was amended and restated by the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on February 8, 2005, further amended and restated by the filing of the Amended and Restated Certificate of Incorporation on March 29, 2005, further amended and restated by the filing of the Amended and Restated Certificate of Incorporation on March 6, 2007 and changing the name of the Corporation to “Summer Infant, Inc.,” further amended by the filing of a Certificate of Amendment of the Amended and Restated Certificate of Incorporation on June 3, 2010 and further amended by the filing of a Certificate of Amendment of the Amended and Restated Certificate of Incorporation on June 24, 2014 (as amended, the “Restated Certificate”).

3.                  This Certificate of Amendment to the Restated Certificate shall become effective as of 11:59 p.m. (EDT), on March 13, 2020.

4.                  The Restated Certificate is hereby amended by deleting Article FOURTH in its entirety and substituting in lieu thereof the following:

“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 50,000,000 of which 49,000,000 shares shall be Common Stock, having a par value of $0.0001 per share, and 1,000,000 shares shall be Preferred Stock, having a par value of $0.0001 per share.

A.                Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.                 Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Effective as of 11:59 p.m. (EDT) on March 13, 2020 (the “Effective Time”), each nine (9) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur without any further action on the part of the Company or the holder thereof and whether or not certificates representing such holder’s shares prior to the Reverse Stock Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, plus any additional fraction of a share of Common Stock to round up to the next whole share.”

5.                  The foregoing amendment of the Restated Certificate has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 12th day of March, 2020.

SUMMER INFANT, INC.

By:	/s/ Paul Francese
Name:	Paul Francese
Title:	Senior Vice President and Chief Financial Officer

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